Mail Stop 3561

February 27, 2008

Chi Tai Shen
Sino-Global Shipping America, Ltd.
36-09 Main Street
Suite 9C-2
Flushing, New York 11354

      Re: **Sino-Global Shipping America, Ltd.**
               Registration Statement on Form S-1
               Filed February 13, 2008
               File No. 333-148611

Dear Mr. Shen:

We have reviewed your responses to the comments in our letter dated February 5, 2008 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please confirm that you either own the ship pictured in the cover illustration or remove it from the registration statement as its use could lead investors to believe you own such vessels.

Summary and Selected Financial Information, pages 5 and 28

2. Please explain in greater detail how Sino-China was designed to operate in China for your benefit. In your response, explain the services Sino-China provided to you prior to November 14, 2007 and the amount of fees you paid Sino-China for these services.

3. Please tell us how you have considered paragraphs 22 and 23 of ARB 51 for financial statement presentation for the periods prior to November 14, 2007. It appears that combined financial statements, rather than consolidated financial statements, of the registrant and Sino-China may be more appropriate for periods prior to the execution of the new control (contractual) agreements. In this regard, combined statements for periods prior to November 14, 2007 reflects the combination of financial statements of the commonly-controlled companies under common management through Mr. Cao Lei owning more than 80% of each company. With a revision in financial statement presentation, the disclosure

herein as well as in the notes to the financial statements (i.e. Basis of Presentation) would detail that (i) combined financial statements are presented for periods prior to the execution of the new control (contractual) agreements on November 14, 2007 as the companies were under common control and management; and (ii) consolidated financial statements are presented for periods subsequent to the execution of the new control (contractual) agreements on November 14, 2007.

Operating activities, page 36

4. We have reviewed your response to prior comment 18 and reissue the comment. Please discuss the material factors that impact the comparability of operating cash flows in terms of cash. Your revised disclosure still recites changes in line items reported in the statement of cash flows, which is not sufficient. Refer to Section IV.B of FR-72 for guidance.

General

5. The financial statements should be updated to comply with Item 310(g) of Regulation S-B. In this regard, you should provide interim financial statements for the six months ended December 31, 2007. With these updated interim financial statements, please ensure compliance with prior comment 31, as acknowledged in your February 13, 2008 response letter.

6. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3381 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (804) 771-5777
        Anthony W. Basch, Esq.